2024 REPORT

Spoutible


Spoutible

REPORT CARD

Dear investors,

Dear Investors,
Together, we have created something exceptional. In an era when social media is increasingly divisive and chaotic, Spoutible stands out as a beacon of innovation, inclusivity, and trust. Over the past year, we've transformed our vision into reality, introducing groundbreaking features that redefine how people connect and communicate.
From streamlined profile summaries designed for effortless discovery to interactive Audio Pods that spark genuine conversations, Spoutible is at the forefront of social media evolution. Our dedication to seamless cross-platform posting empowers our users to amplify their voices beyond our network, while personalized, curated feeds ensure a tailored experience for every

individual.
We have built more than just a platform; we've nurtured a thriving community. Through virtual town halls and Q&A sessions featuring influential figures, we've created spaces for meaningful discussions that matter. These events distinguish Spoutible not just as a social network, but as a center for thoughtful dialogue and civic participation.
Security and trust continue to be our cornerstone. By partnering with industry-leading cybersecurity firms Wallarm and A-LIGN, we've proactively strengthened our defenses against emerging threats. This unwavering commitment makes Spoutible one of the safest platforms online, free from the harassment and toxicity prevalent elsewhere.
And this is just the beginning. With your continued support, we will expand our reach, enhance our platform, and continue setting new standards for social media. Our foundation is solid, our momentum unstoppable, and the opportunities ahead boundless.
Thank you for being an integral part of this journey. Together, we are shaping something extraordinary.
Best regards,
Christopher Bouzy

We need your help!

Investors can support Spoutible beyond financial contributions by leveraging their networks to attract new users, partners, and advertisers. Spreading the word about Spoutible on other platforms, engaging with posts, and inviting influential voices to join can boost visibility and user adoption. Additionally, investors with expertise in business development, marketing, or technology can offer strategic advice, help forge partnerships and explore sustainable monetization strategies. Encouraging businesses and media organizations to establish a presence on Spoutible can also drive organic growth and increase engagement, strengthening the platform's long-term viability.

Sincerely,

Christopher Bouzy

CEO

How did we do this year?

REPORT CARD

A-

☺ The Good

- Launched innovative features like AI-powered fact-checking, profile summaries, interactive Audio Pods, and cross-platform posting.
- Hosted several virtual town halls and Q&A sessions with notable figures.
- Partnered with two well-known security companies to provide additional security for the platform.

☹ The Bad

- Limited marketing.
- Less than expected media attention.
- Experienced setbacks competing against larger platforms.

Experienced setbacks competing against larger platforms.

2024 At a Glance

January 1 to December 31


$$$$

$9,314
Revenue



-$313,493
Net Loss


IOU!

$0
Short Term Debt



$647,769
Raised in 2024



$133,462
Cash on Hand

INCOME BALANCE NARRATIVE

Revenues Profit



$0
-$130,299
$9,314
-$313,493
2023
2024

Net Margin: -3,366% Gross Margin: 0% Return on Assets: -235% Earnings per Share: -$0.13

Revenue per Employee: $4,657 Cash to Assets: 100% Revenue to Receivables: ~ Debt Ratio: 0%

Spoutible_Financials_and_CPA_Review_Report_2022.pdf

GAAP_Financials_Template_--_2_Years.pdf

Spoutible_GAAP_Financial_Report_2023-2024.pdf

We ❤ Our 1,962 Investors

Thank You For Believing In Us

Ande Lyons
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Ted Euers	Sherry Finkel Murphy	Jann P Swanson	Arthur Joyner	Teresa Murphy	Vincent Alessia
Elizabeth Antkowiak	Joel Franqui	Tamara Pickrell	D S	Robert E Hakes Jr	Kathryn Copeland
Chris Stinson	Dawn M Armfield	Susan Gibson	Jerry Firman	Steve Torchia	Linda S Pieczynski
Susan Carr	Matt Markie	Brian Stewart	Leah Hudson	Maria Schafer	Catherine Lozada
Sid Brown	Laura Walters	Bob Naas	Tambra Graham	Antonia Chan-...	Jo Nie
Margaret C Holt	Carrie Kaidan	Savannah Williams	Richard Issa	Jerome Caplinger	Lauren C Brody
Ro Ann Corbisier	Stacey Grant	Rachel Schoene	Meg Smythe	Hugh Cushing	Tammy Thames
Jane Calvani	Lynn Holzner	Susan Sevranek	Elizabeth Fairbanks	Michelle Burks	Corey Harland
Stephanie Burke	Martin Ferrer	Marc Lawrence Jr	Rachel C	Bill Bultman	Michael Mc Cloud...
Barbara Kerr	Frances Ann Jackson	Donna Hamilton	Ruth Ann Hacking	Lori Egan	Albina Y Borisevich
Janel Nockleby	Betsy Warr	Noreen Romano	Michelle Ligon	Art Marshall	Jennifer Grady
Christopher...	Melody Monteiro	Patricia Flaherty	Brian Enochs	Christopher Brown	Fran Groves
Li Chin Chan	Beth r	Alan Andrews	Courtney Walker	Elisa Saphier	Nicole Urbanek
Christine E. Utting	Amy Rickard	Miroslav Kovacevic	Wanda Thompson	Petol WEEKES	Pamela Hilliard Owens
Chris Jackson	Linda OBrien	Gina Lavoie	Mats Nilsson	Mary Jones	Celia Taghdiri
Rb Showman	Renee Giacco	Adrian C. Browner	Tanya Gaines	Pamela Pritchard	Sonia Salinas
Kelli W Lujan	Bernadette Thomas	Charlene Lovett-...	John Rooney	Tammie Myers	Sandi Jackson
Peter Howd	George Manthey	Ramon Sanchez-...	Mary Cole	Rebekah Radisch	Jeff Mistina
Candy Burchett	Bonnie Bizzell	Alexander Gershenson	Christopher Wright	Raquel Gonzalez	Kirris Riviere
Adriana Diaz	Nikki Brajevich	L Iwasaki	Kurt Schlatzer	Donna Grindle	Lisa Hathaway
Veronica Tonay	Marlowe Kent	Jeff Shaw	Matt Willemsen	Natsumi Iida	Nikki L
Joseph Glowacki	Denise Thomas	Susan Kaman	Marian B.	Michelle Caples	Black Pillar Investme...

Kathy Wipf
Matthew Pope
Catherine Bourgeois
Anthony Affigne
Jennifer Lovejoy
Bobby Kennedy
Sarah Charton
Frank Jousselin
Charlotte R Price
Maureen Barnett
Carolyn R. King
Justin Walters...
Bruce Allen
Rayfield Spires
Susan Tussey
Andrew Enahoro
Theresa Myers
Warren Parker
Sharon Klem
Shelli Russell-Nelson
Jennifer Sharp
Fred Bishop
Kristin Dowell
Sarah Tudor
Julia Adair
Betty Brown
Anne Kerns
Gloria Darby
Lisa H Kander
Ayarza Manwaring
Michelle Cortez
Regina Hain
R Kottyan
Erika Kissack
Greg Ross
Andrea Crooker
Julie Hughes
Katie Fox
Michelle Kingsbury
Charles R BOISSEAU
Theresa Anderson-...
Lanette Lars
Laura J Morgan
Amy Miller
R Kirsch
N Alex
Mike Frost
Rachel Alexandria
Luis Delgadillo
Leon V Donovan
Robin Crawley
G Lucas
Veronica Hays
V. Garcia
Steven Ventresca
Michelle Tackie...
Mia Picerno
Allen Niemynski
Sheila Ramsey
Theresa Carey
Kurt Wales
Daniel Mclelland
Patty Del Rio
Neltada Charlemagne
Steph Kuhn
Alison Barber
Carol Alomari
Tyler Bubblar
Mary Kelly
Cindi Drake
Avril Korman
LaFonda Miller

Jennifer Knecht
Judy Huch
Jeff Manian
Lyris Boyle
M HC
John Howard Brown
Chris Diaz
Derek Blum
Stephanie Carter
Emanuel Waddell
Teresa Huish
Lenny Kennedy
Jane Yun
Elayne Keratsis
Laura Contin
Martinus Bruce
Kate Badenoch
Harold A Clarke
Ryan Garrant
Kali B.
Miriam Weber
Mary Ellen Upton
Jean Skipp
D. R. G.
G Harris
Wd Bowers
Thobekile Bandama
C Schoenwetter
Theresa Cote
Jennifer Koenen
K L
Janice Williams
A Drew HALSTEAD
Cathie Fornssler
Keith D Eveslage
Pamela Kuma
Janis Zingaro
Brian Duggan
Francis M
Vinay Thottunkal
Rob Heiberger
Rosemary Cosme
Alba Page
Jenn Trivette
Genita C. Robinson
Anais Henriquez
Trudy Hardin
Agatha M. Manigo
Carla Dillon
Kris Yearout
Miriam Ethel Colon
John Hardy
Grace A. Kouadjo
Paul Coleman
R VC
Maureen Murray
James Lowe
Colleen Cumming
Semloh L L Semloh
Denise Kemp
Jean Kaleda
Charlotte Mitchell
Tiffany Nicholson
Lois Thompson
Robert Klotz
Jennifer Bays
Gabrielle Schang
B Harris
Katrina Kratz
Kyle King
Jean McNeil
Denise Greene

Anastacia Munro
James Woodcock
Octavia Rising
Paul Bertain
Laurel Guthrie
Myra Farmer
Johnny Freeman
Emily Harley
Kristin Clemons
Jamie Evans
Michael Wyatt
Suzanne Shelton
Angel Ingram
William Dixon Wiles
Michael Smith
Cheryl Lindsay
Amsley Pietranton
Ross Smith
Nancy Myler
Angela Collins
Josh Jordan
Whalen Dillon
Diane K Britton
Elizabeth Andrea
Roger Hines
Keri Lee Gottlieb
Jacqueline Hart
Ralph Mercer
Caren L Cramer
Scott Doering
Simi Wein
Stacey Booker
Vinton Coffman
Julie Porter
Spacecraft Guide
Margaret Burgess
Patricia Moore
Linda Mukusha
Phil Dutra
Patricia Albee
Tara Roberts
Sam White
Jamie Riley
Elisa Veguilla
Brett Marks
Ama Schulman
Kathy Kenney
Thisgurl Writes
Kenneth Restelli
Capitalists For Share...
Patrick Rowley
Christine Lingafelt
Kymberly S. DeLoatche
Dennis McHugh
Vickie Lawson
Baron Readus
Andre Philogene
Antoinette Edwards
Cj Dickson
Deborah McNulty
Bobbi Reid
Patricia Hard
Robert J METOYER
Jm Cressy
Martha Reed
Patrick T Farrell
Amy Winstead
Terry Wren-Brandt
Shiloh Blue
Errol McIntosh
Barbara Radovich
Kenneth Myers

Dan HH
Roman Digby
Eileen S
Jennifer Koch
Kalila King
Sami J
Shawna Harris
Katrina McGinnis
Suzanne Gray
Tanya Tong
Erin Madison
Chari Becker
Darby Quinones
Lenora Dutczak
David Puglielli
Jessica Jewell
Catherine Jarmin Miller
Dennis Ballesteros
Mark Christopher...
Sarah P. Shirai
Kevin Jones
Haydee Cuza
Kim Gindhart
Sandra Bird
Jill Mockabee
Laura Johnson
Daniela Drandić
Tony Gordon
Christiaan Segura
Hana Cassi Pelikan
Bridgette Shima
John Mahony
Patricia Esule
Nita Sweeney
Jonathan Anthony
Cathy Crowley
Craig Wiesner
Henriette Hagemann
Penny Jones
Kimberly R England
Magalye Mars...
Jeffrey Lewis
Minami KAWAI
Jeanette E King
Jennifer Kurand
Afia Boateng
Halima Magoma-Redd
Timothy Goode
Joseph M Crisler
Karen Jacobs
Devon Strang
Chris Dugger
Walter Egan
Bruce Andersen
Nelson Campbell
Dave Shellenbarger
Tracy Harris-Taylor
Renee Hedstrom
Beth R
Dennis Angle
Roberta (Rob) Valente
Patricia Barker
Judy Fancher
Melinda Culver
Alana Shaw
Debra Viall
Simon Courtenage
Robert Feranec
Dre H
Candk Wagner
Larry Stratton
Vquinonez Quinonez

Donna Newton
Nicole Welch
Sarah Borders
Anne Pappas
Glen Bayer
Jonathan Sands
Kyungu Gordon-...
Marisa Hinnenkamp
C Marlin
Jose Lopez
Jenny Rasch
Ed Fowler
Dennis Hauser
Karen Simpson
Melissa Kennedy
Dana SW
Micquita Minors
Lovell Armstrong
Anthony White
Merida Grant
Rosemary Pugliese
Joseph L Russell
Rosie A
Lori Capron
Bill Knudsen
Claudia Vasquez...
Ingeborg Nijzink
Osman Dhaqane
Corinne Griswold
Avionne Wilson
Lisette Johnson
Ann Zeleny
Angie Wychesit
Cara Lustik
Bill Roozeboom
E W
Erica Tsimerman
Nicholas Couch
Victoria Steven
Douglas Hollinger
Armen Terjimanian
Nicole Mingo-Horton
Ron Nash
Allison Manley
Elizabeth Guzman
Samantha Clark
L B
Sean Miller
Karen Roberts
Janine Fennick
Leslie Langnau
Darwin D
Michael Mittman
Devetta Blount
Cary Clennon
Kenia Martinez
Rick Sommer
Speri Wink
Essex J. Porter
Debra Norville
Jihanne Fils-Aime
Maria Cooper
Lukas Mueller
Linda C Thomas
Katherine O Head
Jon Brundage
Shirley Williams
Julia Murray
Az Lawrie
Carol Lovely
Martin Logue
Julia Ferguson

Hans Offerman
Tim Jones
Tania C Giordani
Jo Ann Murphy
Vanessa White
Willie Ruth Williams
Sacil Armstrong
Liane George
Sharon Layne
Bama Athreya
Olumide Opeyemi
Adam Travis
Jeremy Boerger
Katie Orphanos
Melissa Zeier
Chiara Herzog
Sonia Barzey
Barbara STRICKLAND
Michael Shapiro
Mariafernanda Duran
C Watson
Ashley Little
Patricia Vail-Blackett
Larissa Williams
John C Gallo
Andy Lie
Matthew Brown
Loretta Ramey
Matthew Fray
Timothy Stringer
Sonja McGill
Lauren Ross
Lloyd Eason
Marlene Riley
Janice Crenshaw
Susan Prokopeak
Carol Farley
Deanna M Driedger...
Susan Howe
Adrian Anderson
James P Dress
Regine Mars
Stacey Downing
Pete DuBois
Roger Jones
Akossiwa Ketoglo
Chrissy Chappell
Ruby Biffle
Cathy Ann Godbois
Kylowna Moton
Eric Harris
Roseline Minch
Monono Negash
Marcella Austin...
Pete Jaye
Anita Rudd
Christina Giusto
Jean Podrasky
John Willis
Jesse Dorian
Paul Hancock
Kimberly Owens
Emerich Sobotik
Dr. Marilyn Ponder
Cheryl Gibbons...
Janet Hodge
Amy Laurent
Katherine Hohn
Susan Murray
Phil Martin
April Mondragon...
Ralph Isovitsch

Jennifer Irving (Jenn)	Bryan Miller	Katherine Smith	Joe Loschiavo	Carol Elizabeth Barton	Amanda Cortez
Evan Wilson	Robin Hemphill	Joe Wiegert	Julie Petelle	Kate S Peabody	Celestian Brightmoon
Andrew Shoffner	Janet VanEtten	Robert Ungemach	Timothy Brown	Kevin Steendahl	William McConnell
Rhonda Dunn	Matt Lewis	Nahama Broner	Anne Majocha	Marie Guenther	Barbara Seiders
Molly Burlage	Petronilo Nava	Mark Harming	Louis Burns	Elizabeth Wery	Tim Olsen
Nanci Nolfi	Robb Badlam	Deb Lane	Jennifer Moyer	Penelope Buckles	Loretta Quintana
James Gamble	Pam Hartley	Sybil Hubbard	Sean Andrews	Joan Rau	Evelyn Nastos
Nancy Martin	Stephen Wise	Michele Honoré	Karl Schweitzer	Nate Overly	Chris Jensen
Cindy Berk	Mike Poole	Antony Wilson	Elizabeth Sporte	Garry Cohen	Johnathen Evans
Rich Roman	Kimberly Watson	Anna Sheen	Shirley Johnson	Peter Wetzel	Mark Wilson
Nick Russell	Tree W	Tim Von Eschen	Anne Jenness	Robert Bright	John Roach
Edward L. Coyle	Gail Gallagher	Dan Ragsdale	Maria Winder	Benjamin Paweski	Robert Evans
Ross MacLean	Patsy Barnes	Jason Lang	Heidi Massaro	Kay Leigh Hagan	Laura Elsen
Christine Seigo	Jan Cunningham	Christopher Williams	Stephanie Amyot	Alex Ruiz	Andrea Kendrick
Catherine Kerrigan	Kevin Carney	Mary Byron	H Miller	Julie C	Athelene Gosnell
Angela Sardoni	Christopher Bouzy				

Thank You!

From the Spoutible Team



SOCIAL
MEDI
WE
AW

Christopher Bouzy

CEO

Christopher has a distinguished career spanning 23 years in the tech industry. Renowned for his contributions to social media analytics and digital security, he...



Phil Schnyder

COO

Phil has spent over 30 years in the tech industry, working with multiple startups and public companies. During this time, he has led teams that have sold over a quarter billio...

Details

The Board of Directors

Director	Occupation	Joined
Christopher Bouzy	Tech CEO @ Spoutible Inc.	2022

Officers

Officer	Title	Joined
Phil Schnyder	COO	2022
Christopher Bouzy	CEO	2022

Voting Power

Holder	Securities Held	Voting Power
Christopher Bouzy	2,450,000 Class B Common	98.0%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
09/2023	$15,000	Safe	Regulation D, Rule 506(b)
09/2023	$25,000	Safe	Regulation D, Rule 506(b)
10/2023	$10,000	Safe	Regulation D, Rule 506(b)
10/2023	$10,000	Safe	Regulation D, Rule 506(b)
10/2023	$5,000	Safe	Regulation D, Rule 506(b)
03/2024	$647,769		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Class B Common Shares	2,500,000	2,500,000	Yes
Class A Common Shares	7,000,000	0	Yes
Preferred Shares	500,000	0	No

Warrants: 0

Options: 0

Form C Risks:

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

As a growing company, operational challenges in scaling, managing resources, and maintaining quality are potential risks.

Spoutible operates in a highly competitive social media landscape dominated by established players with significant resources and user bases.

Operating in the social media space involves navigating complex regulatory landscapes, particularly around data privacy, user safety, and content moderation.

The success of Spoutible's planned monetization strategies, which include introducing display ads, launching premium subscription services, and offering paid API access to developers, hinges on factors such as user acceptance, market dynamics, and effective execution.

The timeline to reach profitability is an estimate and may be subject to change. This variability could be due to a range of factors, including slower-than-anticipated user growth, unforeseen market shifts, operational challenges, or delays in the rollout and optimization of monetization channels.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial

portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of

the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

unrelated third party valuations of our common stock;
the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common stock;

the lack of marketability of our common stock;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Spoutible Inc.

Delaware Corporation
Organized December 2022
2 employees
442 5th Avenue #2107
New York NY 10018 https://spoutible.com

Business Description

Refer to the Spoutible profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Spoutible is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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